Exhibit 12
Trinity Industries, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2015	2014	2013	2012	2011
		($ in millions)
Earnings:
Earnings from continuing operations before provision for income taxes	$1,252.0	$1,064.1	$590.5	$385.9	$239.0
Add:
Fixed Charges	219.9	221.4	212.3	216.6	205.7
Amortization of capitalized interest	0.1	0.1	0.2	0.2	0.2
Total earnings from continuing operations before provision for income taxes	$1,472.0	$1,285.6	$803.0	$602.7	$444.9

Fixed Charges:
Interest expense	$194.7	$193.4	$187.3	$194.7	$185.3
Portion of rental expense representative of interest	25.2	28.0	25.0	21.9	20.4
	219.9	221.4	212.3	216.6	205.7
Capitalized interest	—	—	—	—	—
Total Fixed Charges	$219.9	$221.4	$212.3	$216.6	$205.7

Ratio of Earnings to Fixed Charges	6.69	5.81	3.78	2.78	2.16